Form 10-K, Exhibit 13
period 2005-01-31
ASTRO MED INC /NEW/
filed 2005-04-20
CIK 8146

Exhibit 13

TO OUR SHAREHOLDERS

The Fiscal Year which ended January 31, 2005 (Fiscal year 2005) was a year of considerable achievement and some disappointment. Our revenues and gross profit were flat with the prior year and, because we chose to promote future growth with increased investment in Sales & Marketing and Research & Development initiatives, our net income declined to $2,710,000 from $3,217,000 in the prior year.

Our considerable achievements include expanding our domestic and international sales organization with experienced professionals, and increasing our R&D staff with outstanding engineers. Both investments will propel the Company’s sales growth. In addition, as the year ended, our development of an advanced airborne cockpit printer was attracting considerable attention from major aircraft manufacturers and their sub-contractors. The market for these advanced avionics products is significant and although we have strong competitors, we remain confident we will continue to be a major participant in this new market for many years to come.

Our considerable achievements also include major product improvements across all product groups, including new features for which we have filed patent applications in the US and in several key foreign countries. These pending patent applications also cover some exciting, entirely new products which will be introduced in the New Year. We are very proud of the inventiveness of our engineers and believe that these new products will produce significant future revenues and profits.

THE YEAR AHEAD

For the Fiscal Year ending January 31, 2006 (Fiscal Year 2006) we are forecasting that revenues will grow to $62 million and net income to reach between $2.7 million and $3.0 million, equal to 47 cents to 51 cents per diluted share. This forecast represents revenue growth of 11% and net income growth of more than 50% from the prior year’s net income after excluding the one time $0.9 million in favorable tax treatment realized in FY2005.

We invite shareholders and investors to visit the Astro-Med corporate website at www.Astro-MedInc.com.

/s/ Albert W. Ondis
Albert W. Ondis, Chairman and Chief Executive Officer

/s/ Everett V. Pizzuti
Everett V. Pizzuti, President and Chief Operating Officer